RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

27th November, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted, a Media Release dated November 27, 2009 issued by the Company in the matter of "Reliance Mobile redefines SMS Service", to the Stock Exchanges in India as per requirements of the Listing Agreement.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As Above

Exe. File No. 82-35005

Reliance Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

November 27, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38/8347/48 /
66418124/25/26

NSE Symbol: RCOM

Dear Sir,

Sub: MEDIA RELEASE

We enclose herewith the media release dated November 27, 2009 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: as above.

Exe. File No 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

Reliance Mobile redefines SMS Service

Unveils two revolutionary SMS tariff plans for all mobile customers in India

- ***One paisa per SMS plan***
- ***Unlimited SMS for just Re. 1 per day***

- ***Applicable for all Local, National & Roaming SMS's to any network in India***
- ***Available for prepaid as well as postpaid Reliance Mobile customers on CDMA as well as GSM network of Reliance Mobile***

Mumbai, November 27 2009: Reliance Communications, India's largest and only nationwide operator offering both GSM and CDMA mobile services, today initiated a radical move in the Indian telecom industry by making SMS's more affordable to all mobile customers in India. Reliance Mobile customers can avail of two revolutionary SMS tariff plans:

- o **ONE PAISE PER SMS**
- o **UNLIMITED SMS's @ Re. 1 PER DAY**

The new SMS tariff plans are add-on plans and are applicable for all Reliance Mobile customers irrespective of CDMA or GSM network as well as prepaid and postpaid customers.

"SMS continues to grow every year with more and more innovative ways of utilizing its potential coming in the forefront. Indians are using SMS as a mode of communication to keep in touch with friends and family. With select subscriber groups, SMS is a preferred communication mode over voice calls. On account of significant tariff disparity in the recent months, it has lost its due share of attention. Considering this, Reliance Communications with its 1st in the industry initiative, aims to revitalize SMS usage in the country", **said Mr. Mahesh Prasad, President – Reliance Communications.**

"Like our earlier Simply Reliance offerings of Local, STD and Roaming calls at 50p/min and 1p/sec from any Reliance mobile to any phone on any network, yet to be matched by any competitive offering. With this best in the industry initiative, we offer significant value not only to our existing 9 Crore CDMA and GSM customers, but are also aimed at gaining new acquisitions from high SMS usage groups of the GSM community such as young professionals and the youth across India", he added.

All Reliance Mobile customers, regardless of the tariff plans they have for voice and data services, can avail of the 1p/SMS plan by subscribing to a Standard Tariff Voucher of Rs. 11 per month. Or the unlimited SMS plan can be subscribed to by Reliance Mobile customers on a daily deduction of Re. 1 per day from their prepaid balance.

Pre-Paid SMS Plans			
Type	**Value Proposition**	**Pack Rental**	**To Subscribe**
SMS STV	1p/SMS for Local, National & Roaming	Rs. 11 per month	SMS <ACT SMS1P> to 53739
Daily Pack	Unlimited SMS's (Local, National and Roaming)	Re. 1 per day	SMS <ACT SMS DD> to 53739
Post Paid SMS Packs			
Type	**Value Proposition**	**Pack Rental**	**To Subscribe**
Simple SMS Pack	1p/SMS for Local, National & Roaming	Rs. 11 per month	SMS <SUB SMS 1P> to 53739
Free SMS Pack	Unlimited SMS's (Local, National and Roaming)	Rs. 25 per month	SMS <SUB SMS15000> to 53739

The tariffs are applicable for non-commercial use only. To prevent these attractive SMS tariffs being misused by telemarketers a fair usage cap of 15000 SMS's / month is applicable on the Unlimited SMS plan. As per TRAI performance indicators, an average customer sends 25 SMS's per month and is 600 times more than the average usage for the month. Customers using these tariff plans for commercial use would be immediately disconnected.

Earlier last month, Reliance Mobile took the lead in unveiling India's most affordable tariff plan SIMPLY RELIANCE at a uniform rate of 50p/min for Local, STD and Roaming calls followed by uniform calling rates of 1p/sec for Local, STD and Roaming calls. Based on the usage patterns, Reliance Mobile customers can also opt for unlimited calling plans of Rs. 1 per/3 mins call for local, STD and Roaming calls.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of 92 million including over 2.5 million individual overseas retail customers, ranks among the Top 5 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 190,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

2009 DEC -4 A

Exemption File No. 82 – 35005

30th November, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 30th November, 2009 alongwith "Limited Review Report" for the quarter ended 30th September, 2009, as per requirements of the Listing Agreement.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl: As Above

Exe. File No 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/LR/ 003/2009-10

November 30, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001

Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051

Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Limited Review Report for the quarter ended 30th September, 2009.

We enclose herewith Limited Review Report for the quarter ended 30th September, 2009, issued by the Auditors of the Company in terms of Clause 41 of the Listing Agreement.

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl.: As above.

Review Report

To the Board of Directors of Reliance Communications Limited

1. We have reviewed the accompanying statement of un-audited financial results of Reliance Communications Limited ('the Company') for the quarter and six months period ended 30 September 2009. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly we do not express an audit opinion.

3. Based on our review conducted as above, nothing has come to our attention that causes us to believe that, the accompanying statement of unaudited financial results prepared in accordance with accounting standards notified pursuant to the Companies (Accounting Standards) Rules, 2006 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 29 of the Listing Agreement for debt securities and Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **B S R & Co.**
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 032815

For **Chaturvedi & Shah**
Chartered Accountants

Lalit R Mhalsekar
Partner
Membership No: 103418

Mumbai
31 October, 2009

B S R & Co. KPMG House, Kamala Mills Compound, 448, Senapati Bapat Marg, Lower Parel, Mumbai-400 013. India Chartered Accountants

Chaturvedi & Shah Mumbai Chartered Accountants

Reliance Communications Limited

Anil Dhirubhai Ambani Group

website: www.rcom.co.in

Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter and Six months ended 30th September, 2009

(Rs. in Lakh - Except EPS and Share Data)

Sl. No.	Particulars	Quarter ended		Six months ended		Previous Accounting Year ended
		30-Sep-09	30-Sep-08	30-Sep-09	30-Sep-08	31-Mar-09
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	a) Net Income from Operations	303,237	318,030	603,850	635,677	1,258,379
	b) Other Operating Income	2,552	36,535	5,103	74,685	102,679
	Total Income	305,789	354,565	608,953	710,362	1,361,058
2	Expenditure					
	a) Access Charges	51,467	51,419	98,575	112,362	232,506
	b) License Fee	24,979	26,784	51,194	51,784	104,922
	c) Employee Cost	16,263	21,601	34,812	43,888	75,835
	d) Passive Infrastructure Charges	96,342	37,540	186,394	78,148	186,811
	e) Depreciation and Amortisation	21,303	62,756	76,935	105,699	193,352
	f) Other Expenses	79,237	98,851	175,511	186,767	415,244
	g) Total	289,591	288,951	623,421	578,648	1,208,670
3	Profit from Operations before Other Income, Financial Charges and Exceptional Items (1-2)	16,198	65,614	(14,468)	131,714	152,388
4	Other Income	311	153	16,854	262	8,409
5	Amortisation of Compensation under Employee Stock Option Scheme	-	6,467	-	12,864	747
6	Profit on transfer of OFC division by way of demerger	-	-	-	-	306,327
7	Profit before Financial Charges and Exceptional Items (3+4-5+6)	16,509	59,300	2,386	119,112	466,377
8	Financial Charges (Net)	34,297	11,926	(22,826)	36,800	25,275
9	Profit after Financial Charges but before Exceptional Items (7 - 8)	(17,788)	47,374	25,212	82,312	441,102
10	Exceptional Items	-	-	-	-	
I.	Financial Charges	-	-	-	-	40,403
11	Profit from Ordinary Activities before Tax (9 + 10)	(17,788)	47,374	25,212	82,312	481,505
12	Tax Expenses	(6,000)	500	-	700	1,240
13	Profit from Ordinary Activities after Tax (11 - 12)	(11,788)	46,874	25,212	81,612	480,265
14	Extraordinary Items (net of tax expense)	-	-	-	-	-
15	Net Profit for the period (13 - 14)	(11,788)	46,874	25,212	81,612	480,265
16	Paid-up Equity Share Capital (Face Value of Rs 5 each)	103,201	103,201	103,201	103,201	103,201
17	Paid-up Debt Capital	300,000	-	300,000	-	300,000
18	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year					5,065,823
19	Debenture Redemption Reserve	4,456	-	4,456	-	698
20	Earning per Share (EPS) (not annualised)					
	i) Basic (Rs.)	(0.57)	2.27	1.22	3.95	23.27
	ii) Diluted (Rs.)	(0.55)	2.10	1.17	3.65	22.29
21	Debt Equity Ratio (Refer Note 6)			0.49	0.66	0.60
22	Debt Service Coverage Ratio (DSCR) (Refer Note 6)			0.14	0.39	2.55
23	Interest Service Coverage Ratio (ISCR) (Refer Note 6)			1.35	3.22	6.00
24	Public Shareholding					
	Number of Shares	67,66,85,821	699,215,821	67,66,85,821	699,215,821	674,185,821
	Percentage of Shareholding	32.78%	33.88%	32.78%	33.88%	32.66%
25	Promoters and Promoter Group Shareholding					
	a) Pledged / Encumbered (Refer Note 5)					
	- Number of Shares	15,91,81,411	N.A.	15,91,81,411	N.A.	272,345,338
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	11.47%		11.47%		19.60%
	- Percentage of Shares (as a % of the total share capital of the company)	7.71%		7.71%		13.19%
	b) Non -encumbered					
	- Number of Shares	122,81,59,649	N.A.	122,81,59,649	N.A.	1,117,515,722
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	88.53%		88.53%		80.40%
	- Percentage of Shares (as a % of the total share capital of the company)	59.50%		59.50%		54.15%

SIGNED FOR IDENTIFICATION

BY B. H. Shrupali

For B S R & CO.(Registered)

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Segment wise Revenue, Results and Capital Employed

(Rs. In Lakh - Except EPS and Share Data)

Sl. No.	Particulars	Quarter ended		Six months ended		Previous Accounting Year ended
		30-Sep-09	30-Sep-08	30-Sep-09	30-Sep-08	31-Mar-09
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
26	**Segment Revenue**					
	a) Wireless	246,045	272,077	493,715	553,731	1,058,970
	b) Global	94,793	108,688	190,193	205,042	417,958
	c) Broadband	40,978	42,223	82,775	81,333	166,131
	d) Others / Unallocated	(2,488)	153	54	262	8,409
	Total	379,328	423,141	766,737	840,368	1,651,468
	Less: Inter segment revenue	(73,228)	(68,423)	(140,930)	(129,744)	(282,001)
	Net Income from Operations	306,100	354,718	625,807	710,624	1,369,467
27	**Segment Results**					
	Profit / (Loss) before Tax and Financial Charges from each segment					
	a) Wireless	19,962	36,527	18,039	64,879	93,240
	b) Global	11,667	24,245	16,007	45,488	51,304
	c) Broadband	951	12,685	(976)	25,348	50,823
	d) Others / Unallocated	(16,071)	(7,590)	(30,684)	(3,739)	(34,370)
	Total	16,509	65,767	2,388	131,976	160,797
	Less : Amortisation of Compensation under Employee Stock Option Scheme	-	6,467	-	12,864	747
	Less : Financial Charges (Net)	34,297	11,926	(22,826)	36,800	25,275
	Add : Profit on transfer of OFC division by way of demerger	-	-	-	-	306,327
	Add : Exceptional Items - Financial charges	-	-	-	-	40,603
	Total Profit before Tax	(17,788)	47,374	25,212	82,312	481,505
28	Capital Employed					
	(Segment assets - Segment liabilities)					
	a) Wireless	2,763,446	1,807,584	2,763,446	1,807,584	2,977,867
	b) Global	110,777	265,647	110,777	265,647	205,056
	c) Broadband	260,171	317,196	260,171	317,196	301,870
	d) Others / Unallocated	4,505,181	2,348,738	4,505,181	2,348,738	4,774,597
	Total	7,639,575	4,739,165	7,639,575	4,739,165	8,259,390

SIGNED FOR IDENTIFICATION

BY [signature]

For B S R & CO.(Registered)

MUMBAI

NOTES

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. Pursuant to the Scheme of Arrangement ("the Scheme") under Section 391 to 394 of the Companies Act, 1956 sanctioned by the Honourable High Court of Bombay on 18th July, 2009, the Optic Fiber Undertaking (the Undertaking), as defined in the Scheme, of the Company has been transferred and vested into Reliance Infratel Limited (RITL), a subsidiary of the Company with effect from the Appointed Date as 1st April, 2008. The detailed Order of the Court has been received and filed with the Registrar of Companies on 15th September, 2009. The Company had, in the interest of providing relevant information, notwithstanding the aforesaid position, already reflected the transactions forming part of the Scheme sanctioned by the said Order in compiling the accounts both for the Year ended on 31st March, 2009 and for the Quarter ended on 30th June, 2009. In addition to the transactions forming part of the Scheme and incorporated in the Accounts, in terms of the Scheme, the expenses recoverable by the Company from RITL, as expenses pertaining to the Undertaking were negotiated and confirmed. Accordingly, Rs. 13,195 lakh was charged to RITL including an amount of Rs. 7,096 lakh pertaining to the Previous Quarter.

3. The net profit after tax would have been higher at Rs. 337 lakh for the Quarter ended on 30th September, 2009 but for losses of Rs. 12,125 lakh which have been fully provided in the accounts in respect of mark-to-market (MTM) valuation of liabilities and obligations expressed in foreign currency and derivative contracts. Subsequently, these losses have been recouped as a result of favourable changes in foreign exchange rates after 30th September, 2009. Similarly, the net profit after tax would have been higher at Rs. 37,337 lakh for the Six Months ended on that date but for such losses.

4. During the Quarter, the Company carried out technical/ technology assessment to determine the useful life of some of its telecommunications equipment. The useful life of such telecommunications equipment has been re-assessed and ascertained as 18 years, impacting the provision of depreciation of these assets for the Quarter and the Six Months ended on 30th September, 2009. As a result, depreciation charge is lower by Rs. 37,600 lakh for the Quarter and Six Months ended on 30th September, 2009. The accounting treatment so determined is fully in accordance with the applicable provisions of the Companies Act, 1956.

5. The Promoter Group has revoked pledge on all Shares in the Company on 16th October, 2009 and at present, none of the Shares held by the Promoter Group are under pledge.

6. Formula used for the computation of ratios:
   i) Debt Equity Ratio = Debt/ Equity;
   ii) Debt Service Coverage Ratio (DSCR) = Earnings before interest, tax/ (Interest + Principal repayment);
   iii) Interest Service Coverage Ratio (ISCR) = Earnings before interest, tax/ (Interest expense)

7. The Company is operating with Wireless, Broadband, Global, Investments and Others/ Unallocated segments. Accordingly, segment wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

8. No complaint from Investors was pending for redressal at the beginning and end of the Quarter. During the Quarter, 78 complaints were received and all the complaints were resolved.

9. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 31st October, 2009, and the same have been subjected to Limited Review by the Statutory Auditors of the Company.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st October, 2009

SIGNED FOR IDENTIFICATION
BY B. H. Shringarpure
For B S R & CO.(Registered)

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS